Exhibit (a)(iii)

To:	Eligible EDS Employees
From:	Michael E. Paolucci,
Managing Director, Global Compensation and Benefits
Date:	21 May 2003
Subject:	Shareholders Approve Stock Option Exchange Program

Yesterday, our shareholders approved the proposed EDS Stock Option Exchange Program at the annual shareholder meeting. I’m pleased to tell you that you will be eligible to participate in the program when it is rolled out in late August.

This program will allow you to voluntarily exchange outstanding eligible stock options for a lesser number of new stock options. We anticipate the new options will be granted in the first quarter of 2004.

Stock options from PerformanceShare, Global Share grants in 2000 and 2001, EDS Transition Incentive Plan with an exercise price of $33.00 per share or higher, and EDS Incentive Plan grants before 1 October 2002 with an exercise price of $33.00 per share or higher are eligible for the exchange program. In addition, the expiration date of the Global Share stock options granted in 2000 and 2001 that were originally scheduled to expire on 1 August 2003 has been extended to 31 December 2003. This extension will permit those stock option holders to participate in the exchange program.

Certain senior executives, members of the Board of Directors, and former employees are not eligible to participate in the stock option exchange program.

No action is required on your part at this time. Plans call for details of the program and related tender offer materials to be distributed to you the week of 25 August 2003. If you decide to exchange your stock options, you will have approximately one month to make your election.

Due to strict SEC regulations, we cannot communicate more details to you at this time. Additionally, in certain circumstances, we may be subject to legal, regulatory or business requirements or impediments that could delay or prevent our making the exchange offer to you, and accordingly, we reserve the right to delay, modify or terminate the EDS Stock Option Exchange Program.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Electronic Data Systems Corporation. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time of the commencement of the tender offer, we will file these tender offer materials with the Securities and Exchange Commission (SEC) on Schedule TO and will send copies free of charge to all employees of Electronic Data Systems Corporation who are eligible to participate in the offer. In addition, all of these materials will be available free of charge on the SEC’s Web site at http://www.sec.gov. All eligible employees are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender eligible options, as well as on the process for tendering eligible options.